Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated April 17, 2006 (April 2, 2007 as to the effects of the reverse stock split described in Note 1), relating to the consolidated financial statements of Metro One Telecommunications, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and for the years ended December 31, 2005 and 2004, appearing in the Annual Report on Form 10-K of Metro One Telecommunications, Inc. for the year ended December 31, 2006 (which report includes an explanatory paragraph because of the Company’s recurring losses from operations and loss of significant customers which raise substantial doubt about its ability to continue as a going concern) and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
July 5, 2007